Richard R. Pickard
VP Legal, General Counsel, Secretary
Tel: (831) 458-7847 w Fax: (831) 426-2965
Email: rich.pickard@plantronics.com

February 23, 2009

Via EDGAR

Mr. Ajay Koduri
Attorney Adviser
United States
Securities And Exchange Commission
Mail Stop 3720
Washington, D.C. 20549

Re: Plantronics, Inc.
Form 10-K for the fiscal year ended March 29, 2008
Filed May 27, 2008
File No. 001-12696

Dear. Mr. Koduri,

As we discussed on February 20, 2009, Plantronics received a comment letter relating to the above-referenced Form 10-K from Larry Spirgel, Assistant Director of the Division of Corporation Finance, via facsimile on February 19, 2009. We have briefly reviewed the letter and request a ten (10) business day extension to respond to the letter or until March 20, 2009. Our financial department is currently very busy examining business alternatives and getting ready to close the year. The extra time is required to enable us to properly focus with the right people from the Company on the comments received and to draft responses that will resolve the matters raised.

Please let us know your decision, which we hope will give us until 5:00 PM EST on March 20, 2009 to submit our response to your comments.

Sincerely,

PLANTRONICS, INC.

By:	/s/_____________________________________
Name:	Richard Pickard
Title:	Vice President of Legal, General Counsel, Secretary